UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras initiates procurement of platforms for Sergipe Deep Waters Project
—

Rio de Janeiro, November 29, 2024 – Petróleo Brasileiro S.A. - Petrobras informs that it has initiated a new procurement process for the construction of up to two FPSO oil production units for the Sergipe Deep Waters Project (SEAP), in the Sergipe-Alagoas Basin. The procurement model will be Build-Operate-Transfer (BOT), where the contractor is responsible for the design, construction, assembly, and operation of the asset for an initial period defined by contract. Subsequently, the operation will be transferred to Petrobras.

The process includes the bidding for one firm unit for SEAP 2 and an option to acquire a second similar FPSO, with a planned application for SEAP 1. The firm unit (SEAP 2) is expected to begin operations in 2030.

The units will have the capacity to process 120,000 barrels of oil per day (bpd) and up to 12 million cubic meters of gas per day, with the gas specified and exported directly for sale without the need for additional onshore treatment.

The choice of the BOT model reflects Petrobras' strategy to explore new FPSO procurement models. This approach aims to provide financing solutions for oil and gas projects, considering that the unit will be owned by Petrobras, and to enable the start of production for projects as quickly as possible. In this way, the company seeks to ensure the benefits brought by new projects to Brazilian society and a return on investment for its shareholders.

Petrobras remains committed to making every effort to develop these projects economically, considering that these units are strategic for increasing the availability of domestic gas and opening a new production frontier in the Northeast region of Brazil.

Sergipe Deep Waters

The SEAP 1 project encompasses the reservoirs belonging to the Agulhinha, Agulhinha Oeste, Cavala, and Palombeta fields, located in the BM-SEAL-10 (100% Petrobras) and BM-SEAL-11 (60% Petrobras and 40% IBV Brasil Petróleo LTDA) concessions.

The SEAP 2 project encompasses reservoirs belonging to the Budião, Budião Noroeste, and Budião Sudeste fields, located in the BM-SEAL-4 (75% Petrobras and 25% ONGC Campos Limitada), BM-SEAL-4A (100% Petrobras), and BM-SEAL-10 (100% Petrobras).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer